UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM SD

Specialized Disclosure Report

ON Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-30419	36-3840979
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

ON Semiconductor Corporation 5005 East McDowell Road
Phoenix, Arizona	85008
(Address of principal executive offices)	(Zip Code)

George H. Cave

ON Semiconductor Corporation

(602) 244-6600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1. CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 and Section 13(p) of the Securities Exchange Act of 1934, as amended, which implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Conflict Regulations”), ON Semiconductor Corporation (the “Company”) was required to make certain inquiries and perform certain due diligence with respect to any “conflict minerals” (as defined by paragraph (d)(3) of Item 1.01 of Form SD) that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company or any of its subsidiaries.

Conflict minerals are necessary to the functionality of certain of the Company’s products. As required in the Conflict Regulations, the Company has conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources. Based on its RCOI, the Company has determined that certain of the conflict minerals contained in its products may have originated in the Democratic Republic of the Congo or an adjoining country and may not be from recycled or scrap sources. Therefore, the Company was required to exercise due diligence on the source and chain of custody of its conflict minerals in accordance with the Conflict Regulations and Form SD and to file a Conflict Minerals Report.

Conflict Minerals Disclosure

The Company has filed a Conflict Minerals Report which is attached hereto as Exhibit 1.01 and is incorporated herein by reference. Such report is also publicly available on the Company’s website at the following link: http://www.onsemi.com/social-responsibility.

Item 1.02. Exhibit

Information concerning conflict minerals required by the Conflict Regulations is included in Exhibit 1.01 to this Specialized Disclosure Report on Form SD.

SECTION 2. EXHIBITS

Item 2.01. Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2016 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ON SEMICONDUCTOR CORPORATION
(Registrant)

Date: May 30, 2017	By:	/s/ GEORGE H. CAVE
	Name:	George H. Cave
	Title:	Executive Vice President, General Counsel, Chief Compliance & Ethics Officer, Chief Risk Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2016 as required by Items 1.01 and 1.02 of this Form.

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